

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4561

February 4, 2009

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Trust, Inc.
106 York Road
Jenkintown, PA 19046

> **Re:** **American Realty Capital Trust, Inc.**
> **Post Effective Amendment No. 3 to Form S-11**
> **Response Letter submitted January 23, 2009**
> **File No. 333-145949**

Dear Mr. Schorsch:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please amend your quarterly reports on Form 10-Q to include the disclosure required by Item 307 of Regulation S-K.

Prospectus Supplement No. 6

Real Estate Investments Summary, page 2

2.   We note your proposed disclosure on page 3 in response to comment 2 of our letter dated January 16, 2009. Please revise the lease expiration table to also

provide the number of tenants whose leases will expire, total area in square feet covered by such leases, and the percentage of gross annual rental represented by the expiring leases.

Status of Distributions, page 3

3.   The disclosure in the draft prospectus supplement is not the same as the disclosure in your response letter. Please revise or advise.

4.   We note your response to comment 4 on page 3 that cash used to pay your distributions were "entirely generated from funds received from operations." Please revise to clarify that your distributions were funded by operating activities and fee waivers from your advisor. Also, we note that you paid distributions from operating cash flows "as of December 31, 2008." Please clarify whether there were any months since commencement of your distribution payments that distributions were paid from sources other than funds from operations and fee waivers.

5.   Please revise to disclose the amount of distributions declared and paid for each month since commencement. Going forward, please confirm that you will provide disclosure of monthly distributions for the most recent fiscal year and any interim periods.

Status of Fees Paid and Deferred, page 3

6.   We note your response to comment 5 that you would not have had sufficient cash absent the fee waiver by your advisor and would have relied on borrowings. Please revise to clarify, if true, that you may also have used offering proceeds to fund distributions.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Duc Dang at (202) 551-3386 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Peter M. Fass
         Proskauer Rose LLP (via fax)